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Exhibit 4.3

OPPENHEIM PROPERTY SERVICES BV

Crucell Holland BV
PO Box 2048
2301 CA LEIDEN

F. Spronk
Telephone +31 20 796 0 730
Fax +31 20 796 0 797
floris.spronk@oikag.com
Amsterdam, 4 September 2002
SpF/SjC/02.473

Property 222: Archimedesweg 4, Leiden

Dear Sir or Madam,

Please be advised that ownership of the abovementioned property was transferred on 2 September 2002 to:

Verwaltung Fünfundvierzigste IFH geschlossener Immobilienfonds für Holland GmbH
Mönckenbergstrasse 18
PO Box 20095
Hamburg, Germany

We would like to thank you for your cooperation in the past few years.

With kind regards,
Oppenheim Property Services BV

F. Spronk

cc.
FPDSavills, Mr R. Wenemoser
Oppenheim Property Services BV, Mr R. E. Huisman

Lease

Archimedesweg 4
Leiden

The leased property:	the office space and part laboratory space of in total 7229 m2 with 122 parking spaces, known locally as Archimedesweg 4 in Leiden, a matter with which the parties are sufficiently familiar.
Recorded in the land register:	Municipality	Leiden
	Section	X
	Number	4126
	Size	67 a 60 ca
Lessee:	Crucell Holland
Lessor:	Oppenheim Immobilien-Kapitalanlagegesellschaft mbH.
Commencement date:	1 May 2002
Lease term:	10 years
Renewal:	2 × 5 years
Notice period:	12 months
Rent:	€ 1,217,989 per annum excluding VAT
Indexation:	annually, for the first time on 1 January 2003
Designated use:	office/laboratory space and parking places for cars
Lessee's financial year:	1 January through 31 December
Security deposit:	bank guarantee equal to six months rent plus VAT payable by law, totalling € 723,485.

Lease on office space
and other industrial premises not pursuant to article 7A:1624 of the Netherlands Civil Code in accordance with the model laid down by the Council for Real Estate Matters in February 1996. Reference to this model is permitted only if filled-in, added or different text is clearly recognisable as such. Additions and deviations should preferably be included under the heading 'Special stipulations'. Liability for any adverse effects caused by the use of the text of the model is excluded by the Council.

The undersigned:

Oppenheim Immobilien-Kapitalanlagegesellschaft mbH;

established at Marie Curiestraat 6, 65189 Wiesbaden;

hereinafter referred to as 'the lessor',

and

The limited liability company;

Crucell Holland BV;

established at Archimedesweg 4, (2333 CN) Leiden;

hereinafter referred to as 'the lessee',

listed in the Commercial Register in Rijnland;
under number 28074607;
represented by Crucell NV, represented in this matter by Mr D. Valerio;

have agreed the following:

The leased property, designated use

1.1
This lease relates to the office space and part laboratory space of in total 7229 m2 with 122 parking spaces, hereinafter to be referred to as 'the leased property', known locally as Archimedesweg 4 in Leiden, recorded in the land register as Municipality of Leiden, Section X, number 4126, size 67 ares and 60 centiares, a matter with which the parties are sufficiently familiar.

1.2
The leased property may be used only as office/laboratory space and parking spaces for cars.

1.3
The lessee is not permitted to use the leased property for any other purpose than that laid down in article 1.2 without prior written permission from the lessor.

1.4
The maximum permitted load on the floor(s) of the leased property is 400 kg/m2.

Conditions

2.1
The general provisions for the leasing of office space not pursuant to article 7A:1624 of the Netherlands Civil Code, filed with the office of the court at the Hague on 29 February 1996 and listed there under number 34/1996, hereinafter to be referred to as the general provisions, constitute part of this agreement. The parties are familiar with the contents of these general provisions. The lessee has received a copy thereof.

2.2
The provisions referred to in article 2.1 are applicable except where expressly provided otherwise in this agreement or application vis-à-vis the leased property is not possible.

Duration, renewal and termination

3.1
This agreement is entered into for the term of 10 years, commencing on 1 May 2002 and running up to and including 30 April 2012.

3.2
After the expiry of the period referred to in article 3.1, this agreement shall be renewed for a consecutive period of 5 years, that is: up to and including 30 April 2017. Thereafter the lessee is entitled to renew the agreement for a consecutive period of 5 years, that is: up to and including 30 April 2022.

3.3
Termination of this agreement shall occur by means of cancellation before the end of the term of lease, taking into account a period of no less than 12 months.

3.4
Notice of termination must be given by means of a bailiff's notification or by registered letter.

3.5
Premature termination of this agreement is possible owing to circumstances as referred to in article 7 of the general provisions.

Payment obligations, term of payment

4.1
The payment obligation of the lessee comprises:

•
the rent;

•
the payment for additional provisions and services together with the turnover tax;

•
the turnover tax due on the rent or an equivalent amount, pursuant to and in compliance with articles 15.2 and 15.3 of the general provisions, at least if parties have agreed a rent taxed with turnover tax.

4.2
The annual rent is € 1,217,989, in words: one million, two hundred and seventeen thousand, nine hundred and eighty-nine euros.

4.3
The rent shall be index-linked for the first time on 1 January 2003, and subsequently every year on 1 January pursuant to articles 4.1 through 4.2 of the general provisions.

4.4
The payment for additional provisions and services shall be determined pursuant to article 12 of the general provisions. This payment shall be paid in advance instalments and settled in retrospect, as referred to there.

4.5
The payments made by the lessee to the lessor are payable in advance in one amount in the consecutive term(s) of payment as referred to in article 4.6 and must be paid in full before or on the first day of the period to which the payments relate.

4.6
The amount due per term of payment of 1 calendar month is

• office and part laboratory space	€93,426.75
• 122 parking spaces	€8,072.33

Total	€101,499.08

  in words: one hundred and one thousand, four hundred and ninety-nine euros, eight eurocents.

  These amounts are not including turnover tax.

4.7
With a view to the date of commencement of the lease, the first term of payment relates to the period 1 May 2002 through 31 May 2002 and the amount due for this first period is € 101,499.08 not including turnover tax. The lessee shall pay this amount, including any turnover tax due, before 1 May 2002.

Turnover tax

5.1
All amounts referred to in this agreement are excluding turnover tax. The lessee must pay turnover tax on the payment for additional provisions and services, if applicable. In the case of taxed rent, the same applies to the rent. The turnover tax shall be charged by the lessor and must be paid in full together with the rent and the payment for additional provisions and services, or the advance payment for these.

5.2
The parties agree that the lessor shall charge turnover tax on the rent to the lessee.

5.3
Turnover clause

1.
If it has been agreed that turnover tax shall be charged on the rent, the lessee and the lessor explicitly declare that the point of departure when determining the rent has been that the lessee or the third party shall permanently use the leased property for performances that are eligible for deduction of VAT for no less than the minimum percentage laid down by law, such that it is possible to opt for a rent taxed with turnover tax.

2.
The lessee and the lessor avail themselves of the possibility, by virtue of Announcement 45, decree of 24 March 1999, no VB 99/571, to decide not to submit a joint request opting for rent taxed with turnover tax and to be satisfied with a declaration filled in and signed by the lessee, which declaration forms an integral part of this lease. The provisions of article 5.3, paragraph 3 of the lease are hereby accordingly declared not to apply.

3.
Before or no later than the signing of this agreement the lessee shall submit to the lessor a declaration filled in and signed by the lessee, in accordance with the model made available to the lessee by the lessor, which shows that the lessee or a third party shall use the lease property for purposes for which a full or all but full entitlement to deduct turnover tax is laid down in article 15 of the 1968 Turnover Tax Act.

4.
The lessee hereby declares that its financial year runs 1 January through 31 December.

5a.
If the lessee or the third party no longer uses the leased property for performances that give an entitlement to deduct VAT and, as a consequence, the exception to the exemption from payment of turnover tax is terminated, the lessee shall no longer owe turnover tax on the rent to the lessor and/or its legal successor(s), but the lessee shall, as of the date on which the termination comes into force, owe to the lessor and/or its legal successor(s), in addition to rent excluding VAT, an amount that fully compensates:

I
The—for the lessor and/or its legal successor(s)—non- (or no longer) deductible VAT on the operating costs of the leased property or investments therein as a result of the termination of the option;

II
The VAT that the lessor and/or its legal successor(s) must pay to the tax authorities, as a consequence of the termination of the option due to recalculation as referred to in article 15, paragraph 4 of the 1968 Turnover Tax Act or review as referred to in articles 11 through 13 of the 1968 Turnover Tax (Implementation) Decree;

III
All other losses that the lessor and/or its legal successor(s) sustain due to the termination of the option.

5b.
The—for the lessor and/or its legal successor(s)—non- (or no longer) deductible VAT as a consequence of the termination of the option, as referred to in paragraph I, subparagraph 5, under a, is fixed by the parties in advance at 19% of the (index-linked) rent.

5c.
The financial losses sustained by the lessor and/or its legal successor(s) after the termination of the option and as a result of that termination, shall be paid in full by the lessee to the lessor, always at the same time as the regular rent payments and shall, with the exception of the losses as referred to in I, subparagraph 5, under a, be equally spread over the remaining duration of the current lease period, where possible by means of an annuity, but is immediately due and payable in full and in one sum by lessee, if the lease is terminated prematurely for whatever reason.

6.
The provisions of II, paragraph 5, under a, are not applicable if the review period for the deduction of input tax in the matter of the leased property has expired at the moment that this agreement is entered into.

7.
The provisions of paragraph 5 are also applicable if the lessee fails to fill in, sign and submit to the lessor a 'VAT declaration', as referred to in paragraph 3 at the moment that this agreement is entered into. The provisions of 15.2 of the general provisions that constitute part of the lease are hereby accordingly explicitly declared not to apply.

8.
In the event of a situation occurring as referred to in article 5, the lessor and/or its legal successor(s) shall inform the lessee of the amounts that must be paid by the lessor and/or its legal successor(s) to the tax authorities and provide insight into the other losses as referred to under 5, with the exception of the losses established in advance as referred to in I, paragraph 5, under a. The lessor and/or its legal successor(s) shall cooperate if the lessee wishes to have the return of the lessor and/or its legal successor(s) audited by an independent registered accountant. The costs of this are payable by the lessee.

9.
If the condition of designated use of the leased property as referred to in article 1 is not complied with in any financial year by the lessee or a third party, the lessee shall inform the lessor and/or its legal successor(s) of this within four weeks of the end of the financial year in question by means of a declaration signed by the lessee. The lessee shall send a copy of this declaration to the Turnover Tax Inspector within the same term.

10.
If the lessee fails to fulfil the obligation to provide information as referred to under 3 or under 9 and/or fails to fulfil the obligation to use the lease property as referred to under 12, or should it be subsequently shown that it used an incorrect point of departure and it is subsequently shown that, as a consequence, the lessor and/or its legal successor(s) wrongly charged VAT on the rent, the lessee shall be in default and the lessor and/or its legal successor(s) shall be entitled to recover the financial losses sustained as a result from the lessee. These losses relate to the full amount of VAT still owed to the tax authorities by the lessor and/or its legal successor(s), plus interest and any increases, as well as further costs and losses. The provisions of this paragraph provide for compensation for losses should the option be terminated with retroactive effect, in addition to the arrangement under 5. The extra losses sustained by the lessor and/or its legal successor(s) as a result of the retroactive effect is immediately due and payable in full and in one sum by the lessee. The lessor and/or its legal successor(s) shall cooperate if the lessee wishes to have these extra losses of the lessor and/or its legal successor(s) audited by an independent registered accountant. The costs of this are payable by the lessee.

11.
The provisions under 5, 8 and 10 are also applicable if the lessor and/or his legal successor(s) are confronted with losses, as a consequence of the termination of the option applying to the parties, only after the termination of the lease, prematurely or otherwise, which losses are immediately due and payable in full and in one sum to the lessor and/or his legal successor(s).

12.
Without prejudice to the other provisions referred to in this lease in this regard, the lessee shall make use of the leased property, subject to the right of option, in any event before the end of the financial year in which it started leasing the leased property.

Provisions and services

6.
As to additional provisions and services to be provided by or in the name of the lessor, the parties agree that the lessee shall bear responsibility for connection to and payment of the mains services.

Bank guarantee

7.
The amount of the bank guarantee, as referred to in article 8.1 of the general provisions, is € 723,485, in words: seven hundred and twenty-three thousand four hundred and eighty-five euros.

Manager

8.
The lessor shall act as manager, until the lessor declares otherwise.

Special stipulations

9.1
The equivalent amount in euros must be read for any amounts stated in guilders in this agreement or in the general provisions belonging to it.

9.2
The lessee is entitled to sublease part of the leased property to Pharming Technologies BV and Galapagos Genomics BV for the duration of this agreement.

9.3
The bank guarantee, equal to six months rent plus the VAT payable on this amount, that is: € 723,485, as agreed in article 7 of this agreement, shall be reduced over five years by annual identical amounts to an amount equal to three months rent plus the VAT payable on this amount.

9.4
The lessor shall acquire the building-related objects introduced into the leased property for an amount of € 2,268,901, excluding VAT. These objects are:

1.
All changes introduced in the heating and ventilation system and the accompanying electrics, see amendment 10 in the annex;

2.
The garden with accompanying furnishings.

3.
Everything which was fitted to the building by the lessee Crucell Holland BV or by the former lessee(s) Pharming Technologies BV/Introgene BV shall fall to the lessor at the end of the lease, without the lessee having any entitlement to compensation, with the exception of partition walls and floor coverings, which remain the property of the lessee.

9.5
On the demand by lessor, at the end of the lease, the lessee shall bear responsibility, at its own expense and risk, for removing the walls, floor covering and all other items introduced by it in addition to the existing systems, with the exception of the objects referred to in articles 9.4.1 and 9.4.2.

9.6
For the duration of this agreement, the lessee is liable for the maintenance, replacement and or repair of all objects that it has introduced into the building.

9.7
This lease is entered into under the suspensive condition that the lessees Pharming Technologies BV and Introgene BV shall sign the lease termination agreement in a legally valid manner.

9.8
By signing this agreement, Crucell NV, established at Archimedesweg, (2333 CN) Leiden, represented in this matter by Mr D. Valerio, declares itself jointly responsible for the fulfilment of all obligations arising from this lease, which is entered into by Oppenheim Immobilien-Kapitalanlagegesellschaft mbH and Crucell Holland BV.

9.9
As additional security for the fulfilment of the obligations arising from this lease, Crucell NV shall provide a bank guarantee for an amount equal to the remaining number of years of this lease,

  multiplied by € 226,890.10. Crucell NV shall provide this guarantee if the cash and cash equivalents entry of the consolidated balance sheet published by Crucell NV falls below € 25,000,000.

Made out and signed in triplicate on 1 July 2002

Lessor,	Lessee,
Oppenheim Immobilien- Kapitalanlagegesellschaft mbH	Crucell Holland BV

Crucell NV

Annexes:
    •    Apportionment of costs
    •    General provisions
    •    Declaration for taxed rent

Declaration—opting for taxed rent

Undersigned:

Name	Crucell Holland BV
Address	Archimedesweg 4
Postcode	2333 CN
Place	The Hague
Turnover tax number
Start of financial year	1 January
hereby declares that it has leased from the lessor:
Name	Oppenheim Immobilien
Kapitalanlagegesellschaft mbH
Address	Marie Curiestraase 6
Postcode	65189
Place	Wiesbaden, Germany
Turnover tax number
the following immovable property/industrial space, hereinafter referred to as 'the leased property':
Land registry details:
Land registry municipality	Leiden
Section and number	section x, number 4126
Known locally as	Archimedesweg 4
Commencement date	1 May 2002

The lessee also declares hereby, also for the benefit of the legal successor(s) to the lessor, that the leased property is used by itself or by a third party for purposes for which a full or all but full right to deduct tax exists, pursuant to article 15 of the 1968 Turnover Tax Act, more specifically:

X
90% or more, that is: 100%

0
between 70% and 90%, that is:......% and the following "line of business' is practised in the leased property:......;

0
please tick and fill in where appropriate

Made out and signed on 1 July 2002

(Lessor)                                                                                  (Lessee)

ARCHIMEDES LIFE SCIENCES APPORTIONMENT OF COSTS (IN NLG)

no	description	Costs of extra work	for	Costs payable by Pharming	Costs payable by Crucell
1	2	5	6	7	8
1	larger pole length	n/a
2	higher variable load	n/a
3	diversion district heating pipes	n/a	A
3a	one-off connection charge EWR	13,550.00	A	7,181.50	6,368.50
3a	district heating connection charge	0.00	A	0.00	0.00
5	overhead door	15,926.06	A	8,440.81	7,485.25
5a	overhead door, architect's fee	1,715.20	A	809.06	806.14
6	double door, emergency stairwell Z	1,002.55	A	531.35	471.20
7	key safe-deposit box	0.00	R
8	utility building, engineering	26,600.00	A	14,098.00	12,502.00
8a	utility building	356,000.00	A	188,680.00	167,320.00
8b	tility building, extra cable for transformer	0.00	A	0.00	0.00
8c	utility building, supply, engineering	2,680.00	A	1,420.40	1,259.60
8d	utility building, supply, engineering health & safety plan	0.00	A	0.00	0.00
8e	utility building, engineering changes	3,100.00	A	1,643.00	1,457.00
9	adaptation of stairs	0.00	R	0.00	0.00
9a	stairs to technical room	5,000.00	A	2,650.00	2,350.00
10	air-co
10a	extension to systems room	157,052.98	A	83,238.08	73,814.90
10b1	HAVAC upgrade	6,835,459.00	A	3,623,323.27	3,213,135.73
	supply for lab/animal accommodation	590,973.00	A	313,215.69	277,757.31
10c	air-co for user	17,367.30	A	9,204.67	8,162.63
10d	preparatory work, channels and piping	0.00
10e	structural provisions systems	3,859.69	A	1,939.64	1,720.05
10f	preparatory assignment gutters/cables, electrical systems	0.00
10g	colour grating, heating systems	20,480.00	A	10,854.40	9,625.60
10h	health & safety plan, utility building	1,651.60	A	880,65	780.95
10j	Setoff, heating systems	-7,190.00	A	-3,810.70	-3,379.30
	extension, shafts by main stairs
10k	Setoff Lighting electrics system	83,800.00	A	44,414.00	39,386.00
	Setoff Lighting electrics system sharing	0.00	X	0.00	0.00
11	no ceiling/channels, level 3 part B	0.00	C	0.00	0.00
12	natural gas	159,16300	A	84,365.39	74,806.61
13	steam	158,557.00	A	84,035.21	74,521.79
14	extra water	226,886.00	A	120,249.58	106,636.42
15	extra steam	0.00
15a	extra steam, preliminary assignment, engineering	0.00
16	dirty water drainage, installation ground floor and waste stack	105,368.26	A	55,845.18	49,523.08
16a	dirty water drainage, installation discount prices	-1,200,00	A	-636.00	-564.00
16b	dirty water drainage, inspection drains	10,080.61	A	5,342.72	4,737.89
16c	dirty water drainage, under ground floor R	41,521.48	C	0.00	41,521.48

16d	dirty water drainage, breaktanks	0.00	A	0.00	0.00
17	CO2 pipes	1. in 10b
17b	NO2 pipes	in 10b
17c	compressed air pipes	in 10b
18	roof scuttle level 3R	2,426.11	C	0.00	2,426.11
19	recess in roof R
20	Ground floor, floor compression layer in relation to Mipolam	50,057.78	A	26,530.61	23,527.15
20b	delay due to compression layer	6,618.36	A	3,507.73	3,110.63
21	steel structure, floor, level 3 for installation	26,006.60	A	13,783.50	12,223.10
22	12x fire reels	26,440.00	A	14,013.20	12,426.80
23	Land, fixtures and fittings	3,350.00	A	1,775.50	1,574.50

30/11/2001

GENERAL PROVISIONS FOR LEASING OFFICE SPACE
and other industrial premises not pursuant to article 7A:1624 of the Netherlands Civil Code in accordance with the model laid down by the Council for Real Estate Matters in February 1996, filed with the office of the court at the Hague on 29 February 1996 and listed in that place under number 34/1996. Liability for any adverse effects caused by the use of the text of the model is excluded by the Council. The purpose of titles above the articles of these general provisions is only to increase readability. The contents and meaning of the article included under a given title is therefore not restricted to that title.

Leased Property

        1.1      The leased property is also understood to mean, among other things, systems and facilities present in the leased property, in so far as they are not excepted in the certified description accompanying this agreement.

        1.2      The leased property is transferred and accepted in the condition indicated in the certified description accompanying this agreement or, if there is none, in the condition in which it is found to be at the commencement of the lease, in good condition, without defects.

Use

        2.1      The lessee must actually and properly use the leased property itself for the whole duration of the agreement exclusively in accordance with the designated use stated in the agreement. In doing so, it must comply with restricted rights and the requirements set or to be set by the authorities and in the name of the utilities companies. It must also provide and maintain the leased property with sufficient furniture and fixtures.

        2.2      The lessee shall comply with the provisions of the law and the local rules and regulations, as well as the customs relating to leasing, the regulations of the authorities, of the utilities companies, the insurance companies and, where applicable, of the Bureau voor Sprinklerbeveiliging and Stichting Nederlands Instituut voor Lifttechniek and other bodies authorised to issue the necessary certification. The lessee must also comply with the verbal and written instructions given by or in the name of the lessor in the interests of proper use of the leased property and of the inside and outside spaces, systems and facilities of the building or complex to which the leased property belongs. These also include the instructions with respect to maintenance, appearance, noise levels, order, fire safety, parking behaviour and the proper functioning of systems and the building or complex to which the leased property belongs.

        2.3      The lessee must not cause any nuisance or inconvenience in using the leased property or the building or complex to which the leased property belongs and shall ensure that third parties do not do so in its name.

        2.4      The lessee is entitled and obliged to use the shared facilities and services that are or shall be made available in the interests of the proper functioning of the complex to which the leased property belongs.

Permits

        2.5.1    The lessee is obliged to ensure that it obtains the permits and/or exemptions required for the operation of the business for which the leased property is intended. Refusal or revocation thereof shall not be a valid reason for dissolution or nullification of the lease or for any further action against the lessor.

        2.5.2    If changes or improvements, due to government regulations or otherwise, are necessary to the exterior or interior of the leased property in connection with 2.5.1, the lessee is liable (without prejudice to the provisions under 2.6 and 2.10) for ensuring that the work is executed in compliance with requirements set or to be set by the authorities, as well as for obtaining the necessary permits, while the costs of the changes or improvements are payable by the lessees.

Environment

        2.6.1    If, at the commencement of or during the validity of the lease, the leased property is the subject of an environmental survey, and afterwards during the validity of the lease or directly after the termination of the lease, in an equivalent survey, concentrations of one or more substances are recorded under, in or around the leased property that are higher than those recorded by the earlier survey, then the lessee must make good the losses arising from the contamination and is liable vis-à-vis the lessor to pay costs incurred in removing the contamination or taking measures.

        The lessee indemnifies the lessor in this matter against the claims of third parties, including government bodies.

        2.6.2    The provisions under 2.6.1 are not applicable if the lessee shows that the contamination did not come into being through the actions or omissions of it, its personnel, or persons or things under its supervision, or that it is not a circumstance that can be attributed to the lessee.

        2.6.3    The lessor does not indemnify the lessee against orders (from the authorities) to set up another survey or take measures.

Waste/chemical waste

        2.7      If guidelines or provisions apply as set by the authorities or by other competent bodies with respect to (the separation of) waste for collection, the lessee is obliged to comply with these instructions meticulously without surcease. In the event of failure to fulfil this obligation, in part or at all, the lessee is liable for the financial, criminal and any other consequences arising from this.

Advertising

        2.8      If the leased property belongs to a building or complex, the lessor is entitled, for its own needs and for those of third parties, to access the roofs, outside walls, gardens and grounds of that building or complex for (illuminated) lighting, notices and otherwise.

        The lessor shall give consideration to the interests of the lessee in exercising this right.

Apartment right

        2.9.1    If the building or complex to which the leased property belongs is or shall be divided into apartment rights, the lessee is obliged to comply with the provisions regarding use arising from the deed of division and regulations. The same applies if the building or complex is or shall be the property of a cooperative.

        2.9.2    The lessor shall, in so far as it is able, not be party to creating provisions that are contrary to the lease.

        2.9.3    The lessor is responsible for ensuring that the lessee possesses the provisions regarding use referred to under 2.9.1.

Prohibition regulations and provisions of order

        2.10.1    The lessee is not permitted to:

  a.
  have environmentally hazardous substances in, on or in the immediate vicinity of the leased property, including malodorous, fire hazardous or explosive substances, unless they are part of its normal professional or business practice;

  b.
  load floors of the leased property, and of the building or complex to which the leased property belongs, more than is structurally permissible or more than is stated in the lease;

  c.
  use the leased property in such a way that it causes soil or other environmental contamination, damages the leased property or damages the appearance of the leased property, which is also understood to mean the use of means of transport as a result of which the floors and walls may be damaged;

  d.
  make changes or improvements in, on or to the exterior of the leased property that are contrary to provisions of the government and of the utilities companies or to the conditions under which the owner of the leased property has acquired the ownership of the leased property or to other restricted rights, or that cause a nuisance to other lessees or neighbours or inconvenience them in their business.

        2.10.2    The lessee is not permitted, without prior written permission from the lessor, to:

  a.
  make changes or improvements in, on or to the exterior of the leased property, which is also understood to mean making holes in the outside walls;

  b.
  affix or place objects in, on or to the exterior of the leased property or in the immediate vicinity, including name notices, advertising, boards, announcements, publications, structures, stages, galleries, packing, goods, dispensers, lighting, awnings, antennas with accessories, flag masts etc, or to make windows non-transparent;

  c.
  enter, or allow third parties to enter, the service and systems rooms, the covers, roofs, drains and rooms and spaces of the leased property or of the building or complex to which the leased property belongs that are not intended for common use, except to execute the work that this agreement obliges the lessee to carry out;

  d.
  store means of transport anywhere other than the places designated for that purpose.

        2.10.3    The lessor is not liable in any way whatsoever with respect to the changes and improvements referred to under 2.10.2a and b.

        2.10.4    The lessee is obliged to keep fire-extinguishing equipment and emergency exits clear at all times.

        2.10.5    If the leased property has a lift, rollway, escalator or automatic door mechanism or the leased property can be accessed via one or more of the facilities mentioned, said facilities are to be used only at the user's own risk. All provisions laid down or to be laid down by or in the name of the lessor, the contractors involved or the authorities must be observed meticulously. The lessor may, if and in so far as such is necessary, render the facilities mentioned inoperative without the lessee being entitled to compensation or a reduction in the rent.

        2.10.6    If objects introduced by the lessee (including advertising or other notices) must be removed temporarily due to maintenance or repair work to the leased property and/or the building or complex to which the leased property belongs, the costs of removal, storage and reintroduction shall be at the expense and the risk of the lessee, irrespective of whether the lessor has given permission for the introduction of the objects in question.

Requests/permission

        2.11.1    If the lessee, after signing this agreement, desires the deviation from and/or addition of any stipulation of this agreement, the lessee must submit its request for this deviation and/or addition in writing.

        2.11.2    If and in so far as the permission of the lessor is required in any stipulation of this agreement, it shall be considered to be given only if such is confirmed in writing.

        2.11.3    Any permission given by the lessor is non-recurrent and does not apply to other or subsequent cases. The lessor is entitled to attach conditions to its permission.

Subletting

        3.1      Notwithstanding the abovementioned permission of the lessor, the lessee is not permitted to lease, sublease or make available the leased property, wholly or partly, to third parties, or to transfer the right to tenancy, wholly or partly, to third parties or to a company or legal person.

        3.2      If the lessee acts contrary to the abovementioned provision, it shall be liable to forfeit an immediately payable penalty, equivalent to twice the rent applicable to the lessee at that moment per day, notwithstanding the right of the lessor to claim fulfilment or dissolution, as well as damages.

Rent adjustment

        4.1      An agreed adjustment to the rent in 4.3 of the lease shall occur in accordance with the adjustment to the monthly consumer price index (COI), series CPI-Employees Low (1990 = 100), as published by the Central Bureau of Statistics (CBS).

        The adjusted rent is calculated according to the formula: the adjusted rent is equal to the applicable rent on the date of adjustment, multiplied by the index of the calendar month four calendar months before the calendar month in which the rent is adjusted, divided by the index of the calendar month sixteen months before the calendar month in which the rent is adjusted.

        4.2      The rent shall not be adjusted if the adjustment were to lead to a lower rent than the current rent. In that case the current rent remains unchanged, until, in a following indexation, the index of the calendar month four calendar months before the calendar month in which the rent is adjusted is higher than the index of the calendar month four months before the calendar month in which the rent was last adjusted. Then, in that rent adjustment, the indices of the calendar months referred to in the previous sentence are used.

        4.3      The adjusted rent applies even if the lessee is not specifically informed about the adjustment.

        4.4      If the CBS stops announcing the abovementioned price index or the basis for the calculation is changed, an index shall be used that, as far as possible, is adapted or comparable to it. In the case of a difference of opinion in this matter, either party may request the director of the CBS to make a decision that is binding to both parties. Each party shall pay one-half of any costs attached to this.

End of lease or use

        5.1      Notwithstanding any statutory rights, the lessee is obliged to transfer the leased property to the lessor at the end of the lease, or at the end of use, to the satisfaction of the lessor, in the original condition laid down in the description drawn up and certified at the commencement of the lease, as referred to in 1.2 and in the absence of such, in good condition, completely cleared, free of use and user rights and properly cleaned, and to hand over to the lessor all keys, keycards and so on. The lessee is obliged to remove, at its own expense, all objects introduced by it in, on or to the leased property or acquired by it from the previous lessee or user. The lessee will not receive any compensation for objects that it fails to remove.

        5.2      The lessor is entitled, if the lessee has ended the use, in time or prematurely, without handing over the keys to the lessor, to consider the lease to be at an end, to gain access to the leased property at the expense of the lessee and to take possession of it, without the lessee having any entitlement to damages or other rights in this connection.

        5.3      All objects that the lessee has apparently given up, by leaving them in the leased property upon its actual vacation of the leased property, may be removed by lessor, on the lessor's discretion, without any liability on its part, at the expense of the lessee, unless the lessor is aware that the next lessee has acquired the objects.

        5.4      The leased property must be inspected jointly by the parties before the end of the lease or use.

        A report shall be drawn up by parties of this inspection, in which the findings are set out. This report shall also state the work that must be executed at the expense of the lessee with respect to the repairs shown to be necessary by the inspection and the overdue maintenance to be carried out by the lessee, as well as the manner in which this must occur.

        5.5      If, after having been properly given the opportunity to do so, the lessee fails to cooperate in the inspection and/or recording of the findings and agreements in the inspection report within a reasonable period, the lessor is authorised to conduct the inspection without the presence of the lessee and to draw up a report binding for the parties. The lessor shall submit a copy of this report to the lessee without delay.

        5.6      The lessee is obliged to carry out or have carried out the work to be carried out on the basis of the inspection report within the period laid down in the report, or agreed by parties, to the satisfaction of the lessor. If the lessee, also after notice of default, fails to fulfil, wholly or partly, the obligations arising from the report, the lessor is entitled to have the work carried out and to recover the costs attached to this from the lessee.

        5.7      The lessee shall pay to the lessor an amount for the time spend on the repairs, counted from the date of the end of the lease, calculated on the basis of the last rent, and compensation for additional provisions and services, without prejudice to the lessor's claim to compensation for any other damage or costs.

Damage

        6.1      The lessee is obliged to take appropriate measures in good time to prevent and restrict damage to the leased property, such as damage as a consequence of a short circuit, fire, a leak, storm, frost or any other weather condition, as well as entry or exit of gas or liquid. The lessee is also obliged to inform the lessor without delay if such damage or an event as referred to in 6.5 occurs or threatens to occur.

        6.2      If such can be expected of the lessee, the abovementioned also applies with respect to the building or complex to which the leased property belongs.

        6.3      The lessee is liable vis-à-vis the lessor for all damage and losses to the leased property, unless the lessee proves that it, the persons to whom it gave access to the leased property, its personnel and the persons for whom it is liable, are not to blame for it or that it cannot be considered culpable due to negligence.

        6.4      The lessee indemnifies the lessor against penalties imposed on the lessor as a consequence of the behaviour or negligence of the lessee.

        6.5      The lessor is not liable for damage to the person or goods of the lessee or third parties—and lessee indemnifies the lessor against claims by third parties in this matter—by the occurrence and the consequences of visible and invisible defects to the leased property or the building or complex to which the leased property belongs, or due to the occurrence and the consequences of weather conditions, of delay in the accessibility of the leased property, of delay in the provision of gas, water, electricity, heat, ventilation or air-conditioning, or failure of the systems and equipment, of entry or exit of gasses and liquids, of fire, explosion and other incidents, of disruption of quiet enjoyment under a lease and of disruption to or shortcomings in the provisions and services, all notwithstanding the case of damage as a consequence of serious fault or gross negligence by the lessor with respect of the condition of the leased property or of the building or complex to which the leased property belongs.

        6.6      The lessor is not liable for loss of profits by the lessee or for losses as a consequence of the activities of other lessees or of obstructions in the use of the leased property caused by third parties, unless in the case of serious fault or gross negligence by the lessor in this connection.

Premature termination, default

        7.1      If the lessee:

  •
  fails to pay the amounts payable by it in time;

  •
  stops its profession or business in the leased property, wholly or to a significant degree;

  •
  fails to comply with any other stipulation of the lease;

  •
  fails to take into account any condition attached to a permission granted by the lessor

  •
  loses the power to dispose of its own capital, wholly or partly;

  •
  not being a natural person, loses its legal personality, is dissolved or actually wound up;

  •
  is put into involuntary liquidation;

  •
  offers a settlement not falling under liquidation or the lessee's goods are seized;

  •
  dies;

then the lessor is entitled to end the lease prematurely. Advance notice is only needed where the law demands it.

        7.2      The lessee shall be in default by the mere lapse of a specific term or by the mere occurrence of a circumstance as referred to above.

        7.3      The lessee is obliged to compensate to the lessor all losses, costs and interest as a consequence of a circumstance referred to in 7.1 and as a consequence of premature termination of the lease, also in the case of liquidation and suspension of payments.

        Such damage always includes the rent, the payments for additional provisions and services, including heating costs, turnover tax and the other amounts due, the costs of renewal of the lease, as well as all costs of measures, both legal and extralegal, taken by lessor, including those of legal assistance in relation to a circumstance as referred to in 7.1.

        7.4      The provisions under 7.1 through 7.3 do not exclude the power of the lessor to make use of other rights, including its right to claim fulfilment of damages.

Bank guarantee

        8.1      To guarantee proper fulfilment of its obligations in the lease, upon signing the lease the lessor shall submit to the lessor a bank guarantee in accordance with the model issued by the lessor, amounting to a sum stated in the lease related to the lessee's payment obligation to the lessor, including the valid turnover tax. This bank guarantee must be applicable to the renewal of the lease including any changes to it and must remain valid for six months after the date on which the leased property is actually cleared and the lease is ended. In addition, this bank guarantee must be applicable to the legal successors of the lessor.

        8.2      The lessor cannot claim the offset of any amount against the bank guarantee.

        8.3      If the bank guarantee is called on, the lessee shall furnish a new bank guarantee for the full amount, at the request of the lessor, that complies with the provisions under 8.1 and 8.4.

        8.4      The lessee is obliged, after an upward adjustment of the rent, to issue immediately a new bank guarantee for an amount adjusted to the new payment obligation, at the request of the lessor, for the payment for provisions and services or the advance payment on it and for the valid turnover tax.

        8.5      If the lessee fails to fulfil the obligations referred to in this article, it shall forfeit to the lessor an immediately payable penalty of NLG 500 per violation for every calendar day that it is in default, from the moment that it has been informed of failure by registered letter.

Maintenance and upkeep
Payable by the lessor

        9.1      Except for work that can be considered to be minor and daily repairs as referred to in law (article 7A:1619 of the Netherlands Civil Code), or work to objects that were not introduced in, on or to the leased property by or in the name of the lessor, the lessor shall pay for:

  a.
  maintenance, repair and improvement of structural components of the leased property, such as foundations, pillars, beams, load-bearing floors, roofs, covers, load-bearing walls, outside walls;

  b.
  maintenance, repair and improvement of stairs, steps, drains, gutters, exterior window- and doorframes and suchlike. In the case of drains, the provisions under 9.2.4 remain in full force;

  c.
  replacement of components and improvement of systems, such as lift, central heating and intercom systems;

  d.
  outside paintwork.

Payable by the lessee

        9.2.1    All other maintenance, repair and improvement work is payable by the lessee, such as:

  a.
  interior maintenance if and in so far as the work can be considered to be minor and daily repairs within the meaning of the law (article 7A:1619 of the Netherlands Civil Code), as well as interior maintenance that is not maintenance as referred to under 9.1, all of this without prejudice to the provisions of this section;

  b.
  maintenance, repair and improvement of door and window furniture, mirror and window panes, both inside and outside;

  c.
  maintenance, repair and improvement of roller shutters, blinds, awnings and other sunshades;

  d.
  maintenance, repair and improvement of switches, wall sockets, bells, lamps, lighting (including brackets and fittings), floor coverings, upholstery, interior paintwork, kitchen sinks, sanitary facilities;

  e.
  maintenance, repair and improvement of pipes and taps for gas, water and electricity from the meter or main tap and everything accompanying it, except for improvement due to natural wear and tear;

  f.
  maintenance, repair and improvement of boundaries in the grounds, as well as garden maintenance and maintenance of the grounds;

  g.
  the daily maintenance and repair (and improvement of small parts) of the technical systems.

        9.2.2    The lessee must also pay for maintenance, repair and improvement of objects introduced by or in the name of the lessee by means of a provisional sum made available to it by the lessor.

        9.2.3    The lessee must also pay for cleaning the leased property, inside and outside, including keeping the leased property's windows, frames and gables clean.

        9.2.4    The lessee must also pay for the emptying of grease traps, cleaning and unblocking of drains, sinks and all drains/sewerage systems of the leased property up to the municipal sewerage network, sweeping chimneys and cleaning ventilation ducts.

        9.3      If, after receiving a warning, the lessee fails to carry out maintenance, repair and improvement work payable by it, or if in the opinion of the lessor it carries out such in an improper or poor way, the lessor is entitled to carry out and have carried out this work at the expense and the risk of the lessee.

        If the work payable by the lessee cannot be delayed, the lessor is entitled to carry out and have carried out such immediately at the expense of the lessee.

        9.4      In the case of maintenance, repair or improvement work to be carried out by the lessor, the lessor shall consult with the lessee in advance as to how as much consideration as possible can be given to the lessee's interests. If this work is carried out outside of normal working hours, the extra costs shall be payable by the lessee.

        9.5      The lessee is liable for the proper and skilful use and maintenance of the leased property, including the accompanying technical systems of the leased property. The lessee bears responsibility at its own expense and risk for entering into service contracts. Service contracts with respect to the systems must be approved by the lessor in advance. The abovementioned applies to maintenance except to the extent that 12.2 is applicable.

        9.6      The lessee shall inform the lessor in writing of any defects to the leased property immediately.

        9.7      If the lessee and the lessor have agreed that the matters payable by the lessee pursuant to this article shall not be carried out on the instructions of the lessee but on the instructions of the lessor, the costs of this shall be charged on by the lessor to the lessee. In a number of cases maintenance contracts shall be entered into by the lessor to this end.

Adaptations

        10        If the lessor feels it necessary to carry out (or have carried out) maintenance, repair, improvement (including extra facilities and modifications), renovation or other work in, on or to the leased property or the building or complex to which the leased property belongs or to adjacent premises, or if such is necessary pursuant to (environmental) requirements or measures of the authorities or of public utilities companies, the lessee shall consent to the work and measures and any inconvenience, without recourse to damages or a reduction in the payment obligation or dissolution of the lease, even if such were to last for more than fourteen days, such however without prejudice to the provisions of article 7A:1589 of the Netherlands Civil Code. The lessor shall give as much consideration as possible to the lessee's interests.

Access for the lessor

        11.1     If the lessor wishes to carry out or have carried out a valuation, or wishes to carry out the work as referred to in 2.6, 5, 9.3 or 10, the lessee is obliged to provide access to the lessor or the person who reports to the lessee in this matter and to allow these to carry out the work considered necessary.

        11.2     In fulfilment of the provisions of the first paragraph, the lessor and all persons designated by him are entitled to enter the lease property workdays between 7 am and 5.30 pm after consultation with the lessee.

        In emergencies the lessor is also entitled to enter the leased property, without consultation and where necessary outside of working hours.

        11.3     In the case of intended sale or auction of the leased property and after termination of the lease, the lessee is obliged to allow the leased property to be inspected for at least two working days per week, without compensation, after prior notification by the lessor or its authorised representative. It shall consent to the usual 'for lease' or 'for sale' boards or flyers on or near the leased property.

Costs of provisions and services

        12.1     Over and above the rent, the lessee shall also pay the costs of consumption of water and power for the leased property, including the costs of entering an agreement for the supply and the lease of the meter, as well as any other costs and penalties charged by the utility company. The lessee must enter into the agreements for the supply with the relevant bodies itself, unless the leased property has no separate connections and the lessor is responsible for this as part of the provisions and services agreement.

        12.2     If parties have agreed that additional provisions and services will be taken care of by of in the name of the lessor, the lessor shall fix the amount the lessee pays for these on the basis of the costs of the provisions and services and the accompanying administrative work. This applies to both technical systems and other provisions and services. If the leased property belongs to a building or complex and the provisions and services also apply to other parts of that building or complex, the lessor shall determine the reasonable share in the costs of the provisions and services payable by the lessee. In doing so the lessor does not need to take any account of the fact that the lessee makes no use of one or more of these provisions and services. If one or more parts of the building or complex is not used, in determining the lessee's share, the lessor shall ensure that this share is not higher than it would have been if the building or complex were in full use.

        12.3     The lessor shall submit, every year, a survey, grouped under headings, of the costs of the provisions and services, stating the manner in which they were calculated and, where applicable, the lessee's share in those costs.

        12.4     After the end of the lease, a survey shall be submitted relating to the period not yet surveyed. This last survey shall be submitted no more than 14 months after the date of issue of the previous survey. Neither the lessee nor the lessor shall claim premature settlement.

        12.5     The shortfall payable by or surplus payable to the lessee shown by the survey of the relevant period, taking account of advance payments, shall be paid or refunded within one month of submission of the survey. Challenges to the correctness of the survey shall not result in the suspension of this obligation.

        12.6     The lessor is entitled to change the type and the scale of or to cease the provisions and services, after consultation with the lessee.

        12.7     The lessor is entitled to adjust the advance on the payment for provisions and services payable by the lessee prematurely to reflect the costs it expects to incur, in a case as referred to in 12.6 among others.

        12.8     If the supply of heat and/or warm water is one of the provisions and services, the lessor may, after consultation with the lessee, determine the manner of consumption and, in connection to this, adjust the lessee's share in the costs of the consumption.

        12.9     If the consumption of heat and/or warm water is determined by supply meters and there is a dispute about the lessee's share in the costs of consumption as a result of the non- or incorrect functioning of these meters, the lessor shall call in a company specialised in measuring and determining heat and/or warm water consumption levels to determine this share. This also applies in the case of damage, destruction or fraud with respect to meters, without prejudice to all other rights that the lessor has vis-à-vis the lessee in that case, such as the right to repair or replacement of the meters and compensation of damage caused.

        12.10    Except in a case of serious fault or gross negligence, the lessor is not liable for any losses as a result of the non-functioning or the inadequate supply of the provisions and services referred to above. Neither can the lessor claim a reduction in the rent in such cases.

Costs

        13        In all cases in which the lessor issues a demand letter, a notice of default or a bailiff's notification to the lessee, or in the case of proceedings against the lessee to force it to comply with the agreement or vacate the leased property, the lessee is obliged to pay all costs incurred in this regard, both legal and extralegal, with the exception of the costs of the proceedings to be paid by the lessor pursuant to a court decision that is final and conclusive. The costs incurred shall be fixed in advance by the parties at an amount not lower than the usual rate charged by bailiffs.

Payments

        14.1     The payment of the rent and of everything else payable by virtue of this lease, shall occur in legal Dutch tender, no later than the expiry date, by means of deposit on or transfer to an account to be designated by the lessor, without any delay, discount, deduction or offsetting against a claim that the lessee has or thinks it has on the lessor. The lessor is free to change the place and method of payment by means of a written instruction to the lessee. The lessor is entitled to decide which outstanding debt in the agreement is offset by a payment received by it from the lessee, unless the lessee explicitly states otherwise when paying. In the latter case, the provisions of article 6:50 of the Netherlands Civil Code are applicable.

        14.2     Every time an amount payable by the lessee by virtue of the lease has not been paid promptly on the expiry date, by operation of law the lessee is liable to forfeit to the lessor an immediately payable penalty of 2% per month of the amount due, with a minimum of NLG 250 per calendar month, counting from the expiry date; every month for which this applies counts as a full month.

Taxes, charges, levies, contributions etc

        15.1     If it is agreed that turnover tax is to be charged on the rent, the lessor shall submit the request opting for taxed rent as referred to in 5.2 of the lease to the relevant inspector.

        15.2     If the request opting for taxed rent is not granted, the lessee must pay to the lessor an amount over and above the rent that corresponds to turnover tax that would have been due had the request been granted.

        If a request opting for taxed rent is granted commencing on a date later than the date requested, lessee shall pay lessor an amount that corresponds to the amount of turnover tax, from the agreed commencement date to the date of commencement of the taxed rent, over and above the rent.

        15.3     If the lessee shows that the request opting for taxed rent was not granted, or was not granted on the agreed date, as a consequence of the actions of the lessor, the amount corresponding to the turnover tax referred to in 15.2 shall not be payable.

Other taxes, charges, levies, contributions etc

        15.4     The lessee shall pay, even if the lessor receives the assessment notice:

  a.
  the property tax and the water board charges or polder levies with respect to the actual use of the leased property and the actual co-use of service spaces, general spaces and so-called shared spaces;

  b.
  other current or future taxes, municipal taxes on encroachments on or above public land, charges, levies and dues with respect to the leased property and objects of the lessee, with the exception of the property tax and the water board charges or polder levies with respect to enjoyment by virtue of right in rem, as well as with the exception of sewerage charges;

  c.
  environmental levies including the surface water pollution levy and the contribution to waste water purification charges and any other contribution by virtue of environmental protection.

        15.5     If a higher than normal fire insurance contribution for the building or the inventory and goods is payable by the lessor or other lessees of the building or complex to which the leased property belongs, due to the nature or exercise of the profession or business of the lessee at the leased property, or the building or complex to which the leased property belongs, the lessee shall pay the extra costs over and above the normal contribution to the lessor or those other lessees. The lessor and the other lessees are free to choose the insurance company, to determine the insured value and to assess the reasonableness of the contribution to be paid.

        'Normal contribution' is understood to mean the contribution the lessor or the lessee is able to stipulate in agreement with a insurer of good report, established in the Netherlands, to insure the leased property, its inventory and goods, against the risk of fire at the moment immediately preceding the moment this lease was entered into, without taking any account of the nature of the business or profession to be exercised by the lessee in the leased property, as well as every adjustment of the contribution that does not arise from a change in the nature or scale of the insured risk during the validity of the lease.

Severalty

        16.1     If various (natural) persons have committed themselves as lessees, they shall always be jointly and severally, and each for the whole, liable vis-à-vis the lessor for all obligations arising from the lease. Deferment of payment or remission by the lessor with respect to one of the lessees, or an offer of such, relates only to that lessee.

        16.2     The obligations in the lease are also several in relation to successors.

Overdue availability

        17.1     If the leased property is not available on the agreed commencement date of the lease, because the leased property has not been made ready in time (provided this is not a consequence of the wishes of the lessee), the previous user has not cleared the leased property or the lessor has not yet been granted the permits stipulated by the authorities that it is responsible for obtaining, the lessee shall not pay rent or any payment for additional provisions and services until the date on which the leased property is made available to it and its other obligations and the agreed terms with respect to them shall also be postponed mutatis mutandis. The rent indexation date remains unchanged.

        17.2     The lessor is not liable for losses incurred by the lessee as a consequence of the delay, unless it can be held responsibility for serious fault or gross negligence in the matter.

        17.3     The lessee cannot claim dissolution, unless the late transfer is caused by wilful action or inaction by the lessor and the delay caused is such that the lessee cannot reasonably be expected to maintain the agreement unmodified.

Data Protection Act

        18        If the lessee is a natural person the personal details of the lessee may be included in a register of persons by the lessor or (any) manager.

Permanent address

        19.1     From the date of commencement of the lease all notifications made by the lessor to the lessee in relation to the operation of this lease shall be sent to the address of the leased property.

        19.2     The lessee undertakes to inform the lessor, immediately, in writing, of the fact that it no longer actually exercises its business in the leased property, stating a new domicile in the Netherlands.

        19.3     Should the lessee vacate the leased property without informing the lessor of a new domicile in the Netherlands, the address of the leased property shall continue to apply as domicile for the lessee.

Complaints

        20        The lessee shall submit all complaints and wishes in writing; in urgent cases this may be done verbally. In such cases the lessee shall confirm the complaint or wish in writing at the earliest opportunity.

Manager

        21        If a manager has been or shall be appointed by the lessor, the lessee shall consult with the manager on all matters relating to the agreement.

Final provision

        22        If part of the agreement or of these general provisions is void or annullable, the validity of the remaining part of the agreement and these general provisions shall not be affected. In lieu of the annulled or void part, that which, in a legally permissible manner, is closest to what would have been agreed by the parties is agreed to be applicable, if they had known of the nullity or annullability.

QuickLinks

Exhibit 4.3